FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company” or “GPA”), in compliance with Brazilian Law No. 6.404/76 and CVM Instruction No. 358/02 and in addition to the Material Facts disclosed on November 03, 2016 and November 23, 2016, announces to its shareholders and the market in general that, on this date, in a meeting of the Board of Directors of the Company, it was authorized the sale of part of the equity interest held in Via Varejo S.A., in the form of a TRS to be signed with a top-notch Brazilian financial institution. Such sale shall  comprise 50,000,000 common shares of such company, corresponding to 3.86% of its capital stock, to be operationalized on December 27, 2018, on the trading environment of B3 S.A. – Brasil, Bolsa, Balcão.

The TRS concludes the first step of the divestiture operation strategy in Via Varejo S.A., as previously announced on the aforementioned Material Facts. Via Varejo has adopted a series of measures and restructuring which had and still have the goal to align it with the most modern techniques of resource management and policies aiming to meet the demands of all its customers and potential consumers, placing it among the most advanced companies in its business segment1. Furthermore, on November 26, 2018, the migration process to the segment of the highest governance of the Brazilian stock market, denominated Novo Mercado, was concluded.

The Board of Directors also instructed its management to actively pursuit the sale of the remainder part of the equity interest held in Via Varejo to a strategic investor. If the conditions so indicate, the same objective can be carried out through operations available in the capital market. The target be pursued is to implement the divestiture until December 2019.

1 Among the several measures implemented and under implementation are: (i) the consolidation of offline and online sales channels, including the incorporation of the sales activities developed until then by its subsidiary CNova Comércio Eletrônico S.A., and the consequent use of modern tools with the aim of enhancing their “omnicanal” strategy; (ii) the expansion of marketplace activities, with the significant growth in the number of strategic partners; and (iii) the conclusion of other strategic partnerships that bring direct and indirect benefits to its clients in the short and medium term.

The Company will keep the market and its shareholders informed in the event of new material facts related to this matter.

São Paulo, December 21, 2018.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 21, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.